EXHIBIT 12

AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Three Months Ended		Year Ended December 31,
	March 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Income (loss) from continuing operations before income taxes	$5,651	$5,330	$27,777	$10,439	$6,716	$18,238	$18,518
Equity in net income of affiliates included above	(88)	(185)	(642)	(752)	(784)	(762)	(734)
Fixed charges	1,247	1,194	5,452	4,876	4,746	4,727	5,097
Distributed income of equity affiliates	105	-	318	137	161	161	317
Interest capitalized	(55)	(66)	(284)	(263)	(162)	(772)	(740)

Earnings, as adjusted	$6,860	$6,273	$32,621	$14,437	$10,677	$21,592	$22,458

Fixed Charges:
Interest expense	$860	$827	$3,940	$3,444	$3,535	$2,994	$3,368
Interest capitalized	55	66	284	263	162	772	740
Portion of rental expense representative of interest factor	332	301	1,228	1,169	1,049	961	989

Fixed Charges	$1,247	$1,194	$5,452	$4,876	$4,746	$4,727	$5,097

Ratio of Earnings to Fixed Charges	5.50	5.25	5.98	2.96	2.25	4.57	4.41